UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

iClick Interactive Asia Group Limited

(Name of Issuer)

Class A ordinary shares, $0.001 par value per share

(Title of Class of Securities)

G47048 106

(CUSIP Number)

November 24, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. G47048 106	SCHEDULE 13D	Page 2 of 7

1.	NAME OF REPORTING PERSON: Huang Jianjun
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,564,103 Class A ordinary shares
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,564,103 Class A ordinary shares
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,564,103 Class A ordinary shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%[1]
14.	TYPE OF REPORTING PERSON IN

[1]

Percentage calculated based on 45,011,230 Class A ordinary shares outstanding as of March 31, 2023, as reported in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 11, 2023.

CUSIP No. G47048 106	SCHEDULE 13D	Page 3 of 7

1.	NAME OF REPORTING PERSON: Marine Central Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,564,103 Class A ordinary shares
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,564,103 Class A ordinary shares
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,564,103 Class A ordinary shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%[2]
14.	TYPE OF REPORTING PERSON CO

[2]	Percentage calculated based on 45,011,230 Class A ordinary shares outstanding as of as of March 31, 2023, as reported in the Issuer’s Form 20-F filed with the SEC on May 11, 2023.

CUSIP No. G47048 106	SCHEDULE 13D	Page 4 of 7

This Amendment No. 2 to the statement on Schedule 13D (“Amendment No. 2”) relates to Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares,” and together with Class B ordinary shares, par value $0.001 per share, “Ordinary Shares”), and American Depositary Shares, each representing five Class A Ordinary Shares (the “ADSs”, and together with the Ordinary Shares, the “Shares”), of iClick Interactive Asia Group Limited, a company incorporated in the Cayman Islands (the “Issuer”).

Huang Jianjun and Marine Central Limited (together, the “Reporting Persons”) filed the initial statement on Schedule 13D on December 22, 2022 (the “Original Schedule 13D”) that was amended by Amendment No. 1 filed on July 7, 2023 (“Amendment No. 1,” and together with the Original Schedule 13D, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D and Amendment No. 1. Except as set forth herein, Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following:

On November 24, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TSH Investment Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”) and TSH Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which, and subject to the terms and conditions thereof, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving company and becoming a wholly-owned subsidiary of Parent (the “Merger”). The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety in this Item 3. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.4 and is incorporated herein by reference in its entirety.

It is anticipated that the Buyer Group (as defined below) intend to fund the Merger through a combination of (i) equity financing provided by the Sponsor (as defined below) in an aggregate amount of up to US$8,000,000 in cash pursuant to the Equity Commitment Letter (as defined below), (ii) rollover financing comprised of the Rollover Shares (as defined below) pursuant to the Support Agreement (as defined below), and (iii) debt financing provided by New Age SP II (“Lender”) pursuant to a facility agreement, dated as of November 24, 2023 (the “Facility Agreement”), by and between Merger Sub and Lender. A copy of the Facility Agreement is filed as Exhibit 99.9 and is incorporated herein by reference in its entirety.

The information set forth in Item 4 of this Amendment No. 2 is incorporated herein by reference in its entirety.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is amended and supplemented by inserting the following:

On November 24, 2023, the Issuer announced in a press release that it had entered into the Merger Agreement with Parent and Merger Sub, pursuant to which, and subject to the terms and conditions thereof, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving company and becoming a wholly-owned subsidiary of Parent.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Ordinary Share issued and outstanding immediately prior to the Effective Time, will be cancelled in exchange for the right to receive US$0.816 in cash per Ordinary Share without interest, except for (i) the Ordinary Shares held by Parent and Merger Sub, (ii) the Ordinary Shares held by the Issuer and any of its subsidiaries or in its treasury, (iii) the Ordinary Shares owned by Igomax Inc., Jian Tang, Bubinga Holdings Limited and Wing Hong Sammy Hsieh (collectively, the “Founders Group”), Creative Big Limited, Cheer Lead Global Limited, Huge Superpower Limited, Capable Excel Limited, Infinity Global Fund SPC, Integrated Asset Management (Asia) Limited, Chan Nai Hang, Likeable Limited, Tsang Hing Sze, Lau Ying Wai, Chik Yu Chung Roni, Tse Kok Yu Ryan, Imen Pang, Zhao Yong, Yang Xin and the Reporting Persons (such shareholders collectively, the “Rollover Shareholders”, and such Ordinary Shares, the “Rollover Shares”), (iv) the Ordinary Shares held by the Issuer and the depositary of the Issuer’s ADS program and reserved for issuance and allocation pursuant to the Issuer’s share incentive plan ((i) – (iv), collectively, the “Excluded Shares”), and (v) the Ordinary Shares that are held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of Companies Act (Revised) of the Cayman Islands (the “Dissenting Shares”). Immediately prior to the effective time of the Merger, the Rollover Shares will be cancelled for no cash consideration, and the Rollover Shareholders will subscribe for or otherwise receive newly issued shares of Parent. Each Dissenting Share issued and outstanding immediately prior to the Effective Time will be cancelled for the right to receive the fair value of such Shares determined in accordance with, the provisions of Section 238 of the Companies Act (Revised) of the Cayman Islands.

CUSIP No. G47048 106	SCHEDULE 13D	Page 5 of 7

Each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), together with each Ordinary Share represented by such ADSs, will be cancelled in exchange for the right to receive US$4.08 in cash per ADS without interest.

The Merger, which is currently expected to close in the first quarter of 2024, is subject to customary closing conditions including an affirmative vote of shareholders representing at least two-thirds of the voting power of the outstanding Ordinary Shares present and voting in person or by proxy at a meeting of the Issuer’s shareholders. The purpose of the Transactions (as defined below), including the Merger, is to acquire all of the shares of the Ordinary Shares held by shareholders of the Issuer other than the Rollover Shares.

Following consummation of the Merger, the Issuer will become a wholly-owned subsidiary of the Parent. In addition, if the Merger is consummated, the Issuer will be privately held by the Founders Group, the Reporting Persons and the other Rollover Shareholders, and its ADSs will no longer be listed on the Nasdaq Global Market.

Concurrently with the execution of the Merger Agreement:

(1) Parent and the Rollover Shareholders executed a support agreement (the “Support Agreement”), pursuant to which, each of the Rollover Shareholders has agreed to, subject to the terms and conditions set forth therein and among other obligations, (i) the cancellation of the Rollover Shares held by such Rollover Shareholders for no consideration, (ii) subscribe for newly issued ordinary shares of Parent immediately prior to the closing of the Merger, (iii) vote in favor of authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”), including the Merger, and (iv) against any proposals or actions inconsistent or interfering with the Transactions;

(2) Parent, Mr. Huang and Rise Chain Investment Limited, which is wholly owned by Mr. Huang (“Rise Chain,” and together with Mr. Huang, the “Sponsor”), entered into an equity commitment letter (the “Equity Commitment Letter”), pursuant to which the Sponsor committed to invest up to US$8,000,000 in aggregate in cash as equity financing in connection with the Merger;

(3) Rise Chain executed a limited guarantee in favor of the Issuer with respect to certain obligations of Parent under the Merger Agreement (the “Limited Guarantee”), guaranteeing certain of Parent’s and Merger Sub’s obligations under the Merger Agreement; and

(4) The Founders Group and the Sponsor (collectively, the “Buyer Group”), Parent and Merger Sub entered into an interim investors agreement (the “Interim Investors Agreement”) in order to establish terms and conditions that will govern, among other matters, the actions of Parent and Merger Sub and the relationship among the Buyer Group with respect to the Merger Agreement and the Transactions.

The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by references to the Support Agreement, the Equity Commitment Letter, the Limited Guarantee and the Interim Investors Agreement, a copy of each which is filed as Exhibits 99.5, 99.6, 99.7 and 99.8, respectively, and incorporated herein by reference in its entirety.

CUSIP No. G47048 106	SCHEDULE 13D	Page 6 of 7

The information set forth in Item 3 is incorporated herein by reference in its entirety.

In connection with the Merger, the Buyer Group may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, including the Merger. There can be no assurance, however, that any of the Transactions, including the Merger, will receive the requisite approvals or that any such Transactions would be successfully implemented.

Except as described above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (b) of the Schedule 13D is hereby supplemented by inserting the following:

Because of the arrangements described herein, the parties to such agreements may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Exchange Act. Except as otherwise stated herein, neither the filing of this Amendment No. 2 nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Ordinary Shares beneficially owned in the aggregate by the Founders Group or any other Rollover Shareholders for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Items 3, 4 and 5 of this Amendment No. 2 is incorporated herein by reference in its entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

Exhibit 99.4	Agreement and Plan of Merger, dated as of November 24, 2023, by and between TSH Investment Holding Limited, TSH Merger Sub Limited and iClick Interactive Asia Group Limited, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Issuer to the SEC on November 24, 2023.
Exhibit 99.5	Support Agreement, dated November 24, 2023, by and among TSH Investment Holding Limited, Igomax Inc., Jian Tang, Bubinga Holdings Limited, Wing Hong Sammy Hsieh, Huang Jianjun, Marine Central Limited, Creative Big Limited, Cheer Lead Global Limited, Huge Superpower Limited, Capable Excel Limited, Infinity Global Fund SPC, Integrated Asset Management (Asia) Limited, Chang Nai Hang, Likeable Limited, Tsang Hing Sze, Lau Ying Wai, Chik Yu Chung Roni, Tse Kok Yu Ryan, Imen Pang, Zhao Yong and Yang Xin.
Exhibit 99.6	Equity Commitment Letter, dated November 24, 2023, by and among TSH Investment Holding Limited, Huang Jianjun and Rise Chain Investment Limited.
Exhibit 99.7	Limited Guarantee, dated November 24, 2023, made by Rise Chain Investment Limited in favor of iClick Interactive Asia Group Limited.
Exhibit 99.8	Interim Investors Agreement, dated November 24, 2023, by and among TSH Investment Holding Limited, TSH Merger Sub Limited, Igomax Inc., Jian Tang, Bubinga Holdings Limited, Wing Hong Sammy Hsieh, Rise Chain Investment Limited and Huang Jianjun.
Exhibit 99.9	Facility Agreement, dated November 24, 2023, by and between New Age SP II and TSH Merger Sub Limited.

CUSIP No. G47048 106	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2023	Huang Jianjun

/s/ Huang Jianjun
Huang Jianjun

Marine Central limited

	By:	/s/ Huang Jianjun
	Name:	Huang Jianjun
	Title:	Director